UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 11, 2021

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Wegovy™ recommended for approval for the treatment of obesity by the European regulatory authorities

Bagsværd, Denmark, 11 November 2021 – Novo Nordisk today announced that the European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) has adopted a positive opinion, recommending marketing authorisation for Wegovy™ for chronic weight management in adults with obesity.

Wegovy™ is a once-weekly semaglutide 2.4 mg injection for chronic weight management in adults living with obesity (initial BMI≥30 kg/m2) or overweight (initial BMI≥27 kg/m2) with at least one weight-related comorbidity such as high blood pressure, heart disease or type 2 diabetes.

The positive CHMP opinion is based on results from the STEP phase 3a clinical trial programme. Across the trials in people with obesity or overweight without type 2 diabetes, an average weight loss of 17-18%1 sustained over 68 weeks was reported for those treated with Wegovy™. Wegovy™ demonstrated a safe and well-tolerated profile across the programme, with the most common adverse events being gastrointestinal.

“With the unprecedented and sustained weight loss for an anti-obesity medication, Wegovy™ has the potential to transform obesity management and help millions of people living with obesity,” said Martin Holst Lange, executive vice president, Development at Novo Nordisk. “We are looking forward to driving change for people with obesity by introducing Wegovy™ in Europe next year.”

Novo Nordisk expects to receive final marketing authorisation from the European Commission in approximately two months.

Wegovy™ was launched in the US in June 2021 following approval by the U.S. Food and Drug Administration (FDA). In September 2021, Wegovy™ was approved by the UK Medicines and Health products Regulations Agency (MHRA). Novo Nordisk expects to launch Wegovy™ in Europe in the second half of 2022.

About obesity

Obesity is a chronic disease that requires long-term management. It is associated with many serious health complications and decreased life expectancy. Obesity-related complications are numerous and include type 2 diabetes, heart disease, obstructive sleep apnoea, non-alcoholic fatty liver disease and certain types of cancer. The current COVID-19 pandemic has highlighted that obesity also increases the risk of severe illness and hospitalisation due to COVID-19.

The global increase in the prevalence of obesity is a public health issue that has severe cost implications to healthcare systems. Approximately 650 million adults are estimated to live with obesity worldwide and specifically 53% of the adults living in the EU are considered to be living with overweight.

About Wegovy™ (semaglutide 2.4 mg) and STEP

Semaglutide 2.4 mg is an analogue of the human glucagon-like peptide-1 (GLP-1) hormone. It induces weight loss by reducing hunger, increasing feeling of fullness and thereby helping people eat less and reduce their calorie intake. Once-weekly semaglutide 2.4 mg injection is approved for the treatment of adults with obesity or overweight in the US and UK, as an adjunct to diet and exercise.

The approval is based on the results from the STEP (Semaglutide Treatment Effect in People with obesity) phase 3 clinical development programme. The global clinical phase 3a programme consists of four trials and enrolled approximately 4,500 adults with overweight or obesity.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 47,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com
Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com

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1 Based on the trial product estimand (secondary statistical approach): treatment effect if all people adhered to treatment and did not initiate other anti-obesity therapies. When using a treatment policy estimand, 15-17% weight loss was reported.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 72 / 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 12, 2021	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer